November 4, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. H. Roger Schwall

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

100 F Street, NE

Washington, D.C. 20549

Re:                               Toreador Resources Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 14, 2009, as amended April 16, 2009
Definitive Proxy
Filed April 24, 2009
Response Letter Dated September 25, 2009
File No. 1-34216

Dear Mr. Schwall:

On behalf of Toreador Resources Corporation (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission in the letter dated October 6, 2009 (the “Comment Letter”) relating to the above-referenced filings.  As discussed with our counsel, as a result of the Comment Letter being sent to the incorrect mailing address and facsimile number we were not in receipt of the Comment Letter until October 29, 2009.  Further to our letter dated September 11, 2009, future correspondence sent to our Dallas office should be sent to 13760 Noel Road, Suite #1100, Dallas, TX 75240, fax: (214) 559-3945.

We are working expeditiously to respond to the Comment Letter, and we currently anticipate submitting a response to the Comment Letter on or before November 9, 2009.  Please do not hesitate to contact me at 214 559-3933 or  +33 147 033 424 with any questions or concerns you may have regarding the timetable described above.

Very truly yours,

/s/ Craig M. McKenzie

Craig M. McKenzie

Chief Executive Officer

cc:                                 John Lucas
James Murphy
Laura Nicolson

Toreador Resources Corporation . 13760 Noel Road . Suite 1100 . Dallas, TX 75240

Tel  214 559-3933   .   Fax  214 559-3945   .   www.toreador.net